CARDERO RESOURCE CORP.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from Smythe Ratcliffe LLP, Chartered Accountants, of 355 Burrard Street, 7th Floor, Vancouver, British Columbia, Canada V6C 2G8 (the “Former Auditor”), to PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7 (the “Successor Auditor”), effective as of the 4th day of July, 2012.

The Former Auditor resigned at the request of the Company. The resignation of the Former Auditor and the appointment of the Successor Auditor, both effective July 4, 2012, have been considered and approved by the audit committee of the Company’s board of directors and by the full board.

There were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the Company’s two most recently completed financial years nor for any period subsequent to the period for which an audit report was issued up to and including July 4, 2012.

In the opinion of the Company’s audit committee and board of directors, there is one reportable event in connection with the change of auditor:

a)

The Company consulted with the Successor Auditor on the appropriate accounting treatment of its acquisition of the remaining 54.5% of Coalhunter Mining Corporation (“Coalhunter”) on June 1, 2011. It was determined that accounting for the acquisition at cost was an appropriate treatment under IFRS.

b)	The Successor Auditor provided written advice on the matter, a copy of which is attached in Appendix A.

c)

Subsequent to the conclusion of the audit of the October 31, 2011 financial statements, the Company had initially consulted with the Former Auditor on the topic of the accounting treatment of the Coalhunter acquisition upon adoption of IFRS. However, the former auditor was not engaged to review the interim financial statements in which IFRS was first adopted, or subsequent interim financial statements, and as a consequence, the consultation with the Former Auditor regarding this accounting treatment was not formally concluded. The Company chose to adopt the accounting treatment as described in the January 31, 2012 interim financial statements.

DATED at Vancouver, British Columbia, this 4th day of July, 2012.

CARDERO RESOURCE CORP.

Per:	(signed) Blaine Bailey
Blaine Bailey, Chief Financial Officer

April 3, 2012

Mr. Blaine Bailey
Chief Financial Officer
Cardero Resource Corp.
2300 -1177 West Hastings Street
Vancouver BC, V6E 2K3

Dear Mr. Bailey:

We have been engaged to provide our opinion in the form of this report on the appropriate application of International Financial Reporting Standards (IFRS) to the acquisition of the remaining 54.5% interest in Coalhunter Mining Corporation (“Coalhunter”) by Cardero Resource Corp. (“Cardero” or the “Company”) (the “transaction”) and subsequent consolidation of Coalhunter by the Company. This report is being issued to Cardero and its management to assist in evaluating the accounting for the transaction, and does not cover disclosure requirements.

The Company prepares its financial statements in accordance with IFRS, and it is in this context that our report is prepared. IFRS are contained in part I of the CICA Handbook; all Handbook Sections referred to in this report are contained in part I of the CICA Handbook, unless noted otherwise.

As requested, we have based our understanding of the transaction on the memorandums titled “Investment in Coalhunter Mining Corporation” prepared by SmytheRatcliffe Chartered Accountants dated March 2, 2012 and “Step Acquisition of Coalhunter” prepared by management dated March 7, 2012. These are attached as an Appendix to our engagement letter.

The facts, circumstances and assumptions relevant to the transaction, including the facts and circumstances described in this report have been provided by management of the Company, who are responsible for their accuracy and completeness.

The background and facts as laid out below are based on our understanding of the transaction described by management and their auditors as outlined in the Appendix attached to our engagement letter. We have not read any contracts relating to the transaction and, should we become aware of facts or circumstances which lead to a change in our understanding of the transaction, or call its underlying basis into doubt, our conclusions may change.

It is our understanding that management of the Company has obtained guidance from their own auditors on the specific transactions upon which we report, as outlined in the memorandum titled “Investment in Coalhunter Mining Corporation”, and attached as an Appendix to our engagement letter.

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Background and facts

Cardero acquired 45.5% of the outstanding shares of Coalhunter in two separate private placements during calendar 2010. The carrying value of the shares at February 11, 2011 was $7,205,311 and was accounted for using the equity method. This was prior to the Letter of Intent (LOI) described below.

On March 2, 2011, Cardero announced that it had entered into an LOI with Coalhunter whereby the Company would acquire the remaining outstanding shares of Coalhunter. The Company would issue 0.8 of a common share for each 1.0 common share of Coalhunter. The acquisition would be by way of a plan of arrangement.

On May 26, 2011, the Company announced that its shareholders had approved the acquisition and the completion date would be June 1, 2011.

Coalhunter is a privately held mineral exploration company in Canada. It is a participant (75% interest) in the Carbon Creek Joint Venture (the JV) with the Carbon Creek Partnership (the Partnership) holding the remaining 25% interest. The Partnership is at arm’s-length with Coalhunter and comprises interests in certain coal license applications plus free-hold interests that do not require licenses..

A coal license provides the exclusive right to explore, develop and conduct mining operations on the area covered by such license. Coalhunter and the Partnership have certain coal license applications pending. The JV agreement provides that the various licenses, together with the free-hold interests, will be placed in the JV (collectively the “Carbon Creek Property”). The free-hold interests cover approximately ½ of the land area in the Carbon Creek Property. At the time of acquisition of control (June 1, 2011), Coalhunter had performed only limited exploration acivities. The main exploration programs to date on the Carbon Creek Property were conducted by BHP between 1971 and 1981. We understand from management that as at June 1, 2011, the Carbon Creek Property was at the exploration stage only, without a known body of commercial ore. Further drilling programs are required to update current deposit-related data to feasibility level. Costs related to these programs are expected to be substantial.

Items for consideration

Based on the facts described above, the following items needs to be considered:

1) Does Coalhunter meet the definition of a business in accordance with IFRS, specifically IFRS 3 (R) – Business Combinations; and

2) What is the appropriate accounting for the transaction in accordance with IFRS?

1) Does Coalhunter meet the definition of a business in accordance with IFRS, specifically

IFRS 3 (R) – Business Combinations

Technical reference and analysis:

We considered the guidance under IFRS 3, para. 3 which states:

“An entity shall determine whether a transaction or other event is a business combination by applying the definition in this IFRS, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. Paragraphs B5–B12 provides guidance on identifying a business combination and the definition of a business”.

Paragraphs B5-B12 were examined as follows, but specifically B7-B12:

B7 – A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include non-current assets (including intangible assets or rights to use non-current assets), intellectual property, the ability to obtain access to necessary materials or rights and employees.

PwC’s Discussion: At June 1, 2011, the Carbon Creek Property had a NI 43-101, Resource Estimate, but had not yet been advanced to the feasibility stage. Most of the data available for the Carbon Creek Property is based on historical drill results completed a number of decades ago. Significant additional definition drilling and collection of feasibility-level engineering and environmental data are required to advance the status of the project. The Carbon Creek Property is not considered financeable in its current form. Therefore, it does not appear to have the economic resource necessary to meet the definition of a business and consequently does not meet the Input criteria required to satisfy the definition of a business under IFRS 3.

Process: Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes and resource management processes. These processes typically are documented, but an organised workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll and other administrative systems typically are not processes used to create outputs.)

PwC’s Discussion: We consider this not relevant for further discussion since the input requirement above has not been met.

Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

PwC’s Discussion: We consider this not relevant for further discussion since the input requirement above has not been met.

PwC Conclusion on item 1): Based on the facts presented above, we have concluded that the acquisition of Coalhunter does not meet the definition of the acquisition of a business under IFRS 3.

2) What is the appropriate accounting for the transaction in accordance with IFRS?

IFRS 3.3 provides the following guidance in the event that an acquisition is not a business combination:

“3.3 – An entity shall determine whether a transaction or other event is a business combination by applying the definition in this IFRS, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition.”

This provides clear guidance that the transaction should be accounted for as the acquisition of assets and liabilities.. Further guidance on how an asset acquisition is applied is provided in IFRS 3.2:

“3.2 – This IFRS applies to a transaction or other event that meets the definition of a business combination. This IFRS does not apply to...

(b) the acquisition of an asset or a group of assets that does not constitute a business. In such cases the acquirer shall identify and recognise the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in IAS 38 Intangible Assets) and liabilities assumed. The cost of the group shall be allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.”

This suggests that in circumstances where an acquisition does not constitute a business combination (in Cardero’s case, an asset acquisition in substance), the transaction shall be outside the scope of IFRS 3 and the cost of any consideration paid should be allocated to the assets and liabilities acquired based on their relative fair values at the date of purchase. Under existing IFRS, we consider that measurement as an asset acquisition may be appropriately applied irrespective of whether the Company’s pre-existing ownership of the asset was held via an equity accounted interest or an undivided interest.

Costs of the transaction are covered by IFRS 2, Share-based Payment:

IFRS 2, paragraphs 5 and 6, states that IFRS 2 does not apply in situations where IFRS 3 – Business Combinations, IAS 31 – Interests in Joint Ventures, IAS 32 – Financial Instruments: Presentation, and IAS 39 – Financial Instruments: Recognition and Measurement, apply.

The analysis in the previous paragraph indicates that the transaction is scoped out of IFR 3, and consequently the guidance in IFRS 2 should be applied. We considered IFRS 2.10:

“10. For equity-settled share-based payment transactions, the entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.”

For the acquisition of Coalhunter, the Carbon Creek Property is still in the exploration stage. While there are valuation techniques that can be used to estimate the fair value of exploration stage projects, they are subject to significant estimates and ranges of possible fair values. Consequently, the Company has determined that since the Company cannot reliably estimate the fair value of the underlying Carbon Creek Property, the cost of the transaction should be measured at the fair value (market price) of the shares issued in the acquisition. We concur with this assessment.

We consider that the guidance provided in IFRS 3 for items that are scoped out is on point in indicating that such acquisitions should be accounted for at cost. We further considered other standards that would be relevant in assessing the acquisition of an asset. Specific consideration was given to:

IFRS 6- Exploration for and Evaluation of Mineral Resources

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

IAS 16 - Property, Plant and Equipment

IFRS 6 permits an entity to develop an accounting policy for exploration and evaluation assets without assessing whether such assets are scoped out by IAS 8. Consequently, IFRs 6 allows the Company to continue to use the accounting policies applied under Canadian GAAP immediately before adopting IFRS. For the Company, the policies adopted under Canadian GAAP included treating exploration and evaluation assets as tangible assets, and recording them at cost within the long-term assets section of the balance sheet.

IFRS 6, paragraphs 6.8 also specifically states that:

“Evaluation and exploration assets shall be measured at cost.”

Therefore, the consolidated exploration and evaluation asset arising upon the final acquisition of Coalhunter should be accounted for at cost.

As noted above, under IFRS 6 the Company may apply its pre-existing accounting treatment for exploration and evaluation assets, which was to treat them as tangible assets. Consequently in assessing the appropriate accounting recognition of the Carbon Creek Property, it is relevant to assess the guidance in IAS 16. Paragraphs 15 and 16a of IAS 16 outline that the purchase of an asset shall be measured as follows:

15 An item of property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost.t

Elements of cost

16	The cost of an item of property, plant and equipment comprises:

(a)	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates.

PwC Conclusion on Item 2) : Since the acquisition of the remaining 54.5% of Coalhunter is scoped out of IFRS 3, the identifiable assets and liabilities acquired should be recorded at cost, which should be measured at the fair value of the shares issued to complete the acquisition plus any related transaction costs. The cumulative cost allocated to the assets and liabilities acquired on full consolidation of Coalhunter would therefore be based on the carrying value of the Company’s 45.5% equity interest immediately prior to the transaction plus the cost assigned to the remaining 54.5% as described above.

PwC Final Conclusion

In our opinion, the acquisition of the remaining 54.5% of Coalhunter by the Company does not meet the definition of a business as defined in IFRS 3. Consequently, under IAS 16 and/or currently applicable IFRS, the acquisition of the remaining 54.5% should be accounted for as a purchase of assets and liabilities and measured at cost. In our view, the preferred measure of cost under existing IFRS to be allocated to the underlying assets and liabilities of Coalhunter should be comprised of:

1.	the carrying value of the previously held 45.5% interest in Coalhunter immediately prior to the transaction, plus

2.	the fair value of the shares issued to complete the acquisition of the remaining 54.5% interest plus any related transaction costs.

In preparing this opinion, we have not considered the impact of either the early adoption of IAS 28(R) nor any retrospective adjustments which may be required upon normal course adoption of IAS 28(R), which is effective for periods beginning on or after January 1, 2013.

The ultimate responsibility for the decision on the appropriate application of International Financial Reporting Standards for the specific transaction described above rests with the Company’s management as preparers of the financial statements of the Company in question, who should consult with your auditor (or public accountant). Our judgment on the appropriate application of International Financial Reporting Standards for the specific transaction described above is based on the facts, circumstances and assumptions provided to us and described in this report. Should the facts, circumstances or assumptions differ, or should there be relevant facts and circumstances in addition to those described in this report, our conclusions may change.

This report is intended solely for the information and use by the Company and management of the Company and is not intended to be and should not be used by anyone other than these specified parties or for any other purpose.

Chartered Accountants